2011 Financial Outlook

February 25, 2011

Southern Union Company®

Contents



- **Company Overview**

- **Business Segments**

- **2011 Financial Outlook**

- **2011 Growth Projects**

- **Appendix**



Company Overview

Southern Union Company®

Highlights



- **Focus on natural gas infrastructure**

  - Attractive industry outlook

  - Natural gas is key to America's energy future

  - High-quality assets with diverse supply and strong markets

- **Principally regulated asset base**

  - Provides earnings and cash flow stability through long-term contracts

  - Business model proven to weather economic cycles

- **Organic growth projects provide low-risk growth trajectory**

Financial Highlights



NYSE: SUG – December 31, 2010	
Total Revenue (TTM)	$2.5 billion
Total Assets	$8.2 billion
Total Debt	$3.8 billion
Total Stockholder's Equity	$2.5 billion
Total Capitalization	$6.3 billion
Market Capitalization	$3.0 billion
Shares Outstanding	124.6 million
Annual Dividend/Yield	$.60 per share/2.5%

Credit Ratings	Moody's	S&P	Fitch
Southern Union Company	Baa3	BBB-	BBB-
Outlook	*Stable*	*Stable*	*Stable*
Panhandle Eastern	Baa3	BBB-	BBB-
Outlook	*Stable*	*Stable*	*Stable*
Florida Gas Transmission	Baa2	BBB	-
Outlook	*Stable*	*Stable*	-

Map of Operations



New England Gas Company

PEI Power

Missouri Gas Energy

Panhandle Eastern Pipe Line

Trunkline Gas

Florida Gas Transmission

Southern Union Gas Services

Trunkline LNG

Sea Robin Pipeline

○ storage

Portfolio of Stable, High-Quality Assets



Business Segments

Southern Union Company®

Transportation & Storage Segment

- Vast pipeline network with access to diverse supply sources and growing markets

- Approximately 15,000 miles of interstate pipelines with transportation capacity of 7.8 Bcf/d

- One of North America's largest liquefied natural gas (LNG) import terminals with peak send out of 2.1 Bcf/d and storage of 9 Bcf

- Owns/leases approximately 100 Bcf of storage

Provides Stable Earnings and Cash Flow

Transportation & Storage Assets



- **Panhandle Eastern Pipe Line**
  - 6,200 mile, 4-line system
  - 2.8 Bcf/d capacity
  - Supply – Rocky Mountains and mid continent
  - Primary Markets – Midwest including IN, IL and MI

- **Trunkline Gas Company**
  - 3,600 mile, 2-line system
  - 1.7 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Markets – TX, LA, & Midwest including IN and IL

- **Sea Robin**
  - 400 mile offshore gathering system
  - 1.0 Bcf/d capacity

- **Florida Gas Transmission (50% interest)**
  - 5,000 mile, system
  - 2.3 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Market – peninsular Florida

- **Storage Assets**
  - Includes Southwest Gas Storage, Panhandle Eastern and Trunkline Gas Company
  - Owns/leases ≈ 100 Bcf of storage in IL, KS, LA, MI and OK

- **Trunkline LNG**
  - One of nation's largest import terminals; located in Lake Charles, LA
  - 2.1 Bcf/d of peak send out capacity
  - 9 Bcf of storage
  - 1 Bcf/d processing capacity

Gathering & Processing Segment



- Located in prolific, long-lived Permian Basin

- Approximately 5,500 miles of natural gas and natural gas liquids pipelines covering 16 counties in West Texas/Southeast New Mexico

- Fully-integrated midstream system interconnected via high-pressure transfer system

- Five cryogenic processing plants with 475 MMcf/d of capacity

  - Expect to place Halley phase II expansion in service during 3Q 2011 adding 50 MMcf/d of processing capacity

- Five active treating plants with 585 MMcf/d of treating capacity

- Attractive downstream markets

- Attractive contract mix: 68% POP; 32% Fee + Conditioning

Distribution Segment



- **Missouri Gas Energy**

  - Provides natural gas to over 500,000 customers

  - Nearly 13,000 miles of main and service lines

- **New England Gas Company**

  - Provides natural gas to 50,000 customers

  - Nearly 2,000 miles of main and service lines

  - Requested a $6.2 million annual increase in base rates including a revenue decoupling mechanism

  - New rates to become effective April 1, 2011

Corporate & Other Activities



- Corporate segment provides administrative and support functions to business segments and allocates expenses as appropriate

- Other segment primarily consists of PEI Power Corporation which owns interests in and operates 75 MW of generating assets in the PJM ISO and Fall River Gas Appliance



2011 Financial Outlook

2011 Outlook



- 2011 adjusted net earnings per share of $1.75 to $1.95
- 2011 reported net earnings per share of $1.87 to $2.07



* - See the reconciliation of EPS to Adjusted EPS on the following slide.

EPS Reconciliation



	Year ended December 31,		
	2011E	2010	2009
Reported earnings per share	$1.87 to $2.07	$ 1.73	$ 1.37
Adjustments:			
Loss on discontinued operations	-	0.14	-
Mark to market loss on open economic hedges	-	0.09	0.23
Mark to market gain (loss) recorded in prior period	(0.12)	(0.17)	0.30
Provision for hurricane related costs	-	(0.06)	0.05
Environmental insurance settlements	-	-	(0.10)
Reversal of provision for take-or-pay obligations	-	-	(0.03)
Loss on extinguishment of preferred stock	-	0.03	-
Tax expense related to elimination of Medicare Part D subsidy	-	0.03	-
Adjusted earnings per share	$1.75 to $1.95	$ 1.79	$ 1.82

2011 Consolidated Adjusted EBITDA



Note: See Appendix for definition of Adjusted EBITDA and Regulation G reconciliation of non-GAAP measures.

2011 Adjusted Segment EBITDA



($millions)

Segment	EBITDA
Corporate & Other	$5 - $10
Distribution	$85 - $95
Gathering & Processing	$115 - $135
Citrus (50% interest)	$245 - $260
Transportation & Storage	$480 - $500
Total	$930 - $1,000

Axis: $0 $200 $400 $600 $800 $1,000 $1,200

Note: See Appendix for definition of Adjusted EBITDA and Regulation G reconciliation of non-GAAP measures.

2011 Adjusted EBITDA by Segment





9% 1%

13%

- Transportation & Storage
- Gathering & Processing
- Distribution
- Corporate & Other

77%

Note: Transportation & Storage segment includes Southern Union's 50% interest in Citrus.

Regulated Assets Provide Stability to Cash Flows

2011 Net Capital Expenditure Guidance



Business Segment	Maintenance	Growth	Total
Southern Union Company	($ millions)		
Transportation & Storage[1]	$ 140 - 145	$ 30 - 35	$ 170 - 180
Gathering & Processing	25 - 30	65 - 75	90 - 105
Distribution	45 - 50	0 - 5	45 - 55
Corporate & Other	0 - 5	0	0 - 5
SUG Consolidated	$ 210 - 230	$ 95 - 115	$ 305 - 345
Citrus Corp.[2]	$ 75 - 85	$ 140 - 150	$ 215 - 235

(1) Transportation and storage excludes Citrus Corp.

(2) Represents SUG's 50% interest in Citrus Corp.

2011 Free Cash Flow



$ millions	SUG[1]	Citrus[2]	Total
Adjusted EBITDA	**$685 to $740**	**$245 to $260**	**$930 to $1,000**
Interest expense[3]	(230)	(88)	(318)
Federal income taxes	-	-	-
State income taxes	(1)	(1)	(2)
Maintenance capital[3]	(220)	(80)	(300)
Free cash flow before dividends	**$234 to $289**	**$76 to $91**	**$310 to $380**

(1)   Excludes Southern Union's interest in Citrus Corp.
(2)   Represents Southern Union's 50% interest in Citrus Corp.
(3)   Interest expense and maintenance capital are reflected at the middle of their respective guidance ranges.

SUG General Assumptions



- Approximately 125 million weighted average diluted shares outstanding

- Effective income tax rate of 30.5%

- Bonus depreciation eliminates federal income tax payments for SUG and Citrus in 2011

- Interest expense, net of capitalized interest, approximately $225 to $235 million

- Depreciation expense between $235 and $245 million

Gathering & Processing Assumptions



- **Positive processing spread environment encourages optimal natural gas liquid recoveries; market-driven POP contracts for new and re-contracted volumes**

- **2011 projected average equity volumes**

  - Natural gas liquids of 20,000 to 25,000 MMBtu/d

  - Natural gas of 40,000 to 50,000 MMBtu/d

  - Spread equity of 7,500 to 12,500 MMBtu/d

- **2011 hedge positions**

  - 25,000 MMBtu/d of natural gas at $6.12 per MMBtu

  - 10,000 MMBtu/d of natural gas at $4.42 per MMBtu from April 2011 through December 2011

  - 25,000 MMBtu/d of processing spread at $5.51 per MMBtu

2010 SUGS Equity Volumes



Equity Volume by Type



Chart: Equity Volume by Type (MMBTU/D)

Total values by month:
- Jan-10: 46,014
- Feb-10: 52,169
- Mar-10: 49,859
- Apr-10: 53,964
- May-10: 54,804
- Jun-10: 53,617
- Jul-10: 56,365
- Aug-10: 55,403
- Sep-10: 59,605
- Oct-10: 59,309
- Nov-10: 63,154
- Dec-10: 65,454

Legend: ■ Natural Gas Liquids ■ NGL Equivalents (Spread + NG) ■ NG

Contract Mix – Wellhead Volumes



13%

19%

- Percentage of Proceeds
- Fee Based
- Spread

68%

Note: Spread volumes include conditioning fee, margin upgrade and keep-whole contracts. Contract mix as of December 2010.



2011 Growth Projects

Trunkline South Texas Project





Bryan
College Station
Junction
Austin
Giddings
Houston
Sam Houston NF
Beaumont
Baytown
Pasadena
Galveston
San Antonio
Uvalde
Wilcox
Victoria
Three Rivers
Beeville
Corpus Christi
Gulf Plains
Premont
La Gloria
Nuevo
Trunkline
Legend
dcp Midstream

Project Overview:

- Conversion of 185 miles of Trunkline into a "rich-gas" pipeline
- Filed for FERC approval in October 2010
- Entered 15 year transportation agreement with DCP Midstream
- Expect South Texas project to be in service in 3Q 2011
- Capital cost of approximately $30 million
- Expect annual EBITDA between $7 and $9 million (annual operating income of $6 to $8 million; D&A of $1 million)

FGT Phase VIII Expansion



Major scale expansion project from Mississippi to central and south Florida.

Project Cost: Approx. $2.48 Billion

In service: Spring 2011

Overview:

- 820 MMcf/day capacity design
- Approximately 74% contracted with 25 year contracts
- Approximately 500 miles of pipeline and 200,000 HP of compression

PROPOSED METER STATION
COMPRESSOR ADDITION/MODIFICATION
PROPOSED NEW COMPRESSION
PROPOSED PIPELINE
ACQUIRED FROM FPL

EXISTING FGT
FGT PIPELINE
JOINT VENTURE
COMPRESSOR STATION
METER STATION

FGT Phase VIII Expansion Timeline

- Construction commenced 1Q 2010

- Target In-Service Date – spring 2011

- Expect operating income of $240 to $260 million, depreciation of $50 million and EBITDA of approximately $290 to $310 million when fully subscribed

- FPL Capital provided Citrus with a 20 year, $500MM fixed-rate term loan at 9.39%

- FGT issued $600MM of 10 year senior notes on May 8, 2009 yielding 7.926%

- On July 19, 2010, FGT issued $500MM of 10 year senior notes yielding 5.47% and $350MM of 5 year senior notes yielding 4.0%; proceeds used primarily for the Phase VIII expansion and repayment of maturing debt

FGT Pascagoula Lateral



FGT Compressor Station 10

FGT Mainline

FGT Compressor Station 11

FGT (Existing)

Joint project with Transco with direct connection to the Gulf LNG Terminal in Pascagoula, MS.

Project Cost: $60MM
Operating income: $10MM
Depreciation: $1MM
EBITDA: $11MM
In service: 4Q 2011

- 20 year firm transportation agreement for 340 MMcf/day
- 15 miles 26-inch pipeline, 9 miles of 24-inch pipeline

FGT / Transco Pascagoula Lateral

Tie-in to both FGT & Transco Mobile Bay Laterals

FGT/Gulf South (Existing)

FGT/Transco (Existing)

5.0 miles

Gulf LNG Terminal

Gulf LNG Pipeline

Mobile Bay Supply

Midstream Growth Opportunities





Grayburg, Drinkard and San Andres Formations

- Substantial infill drilling activity
- Apache and Range Resources currently active



Avalon, Bone Spring and Penn Shales

- Horizontal, oil- and NGL-directed drilling area
- Devon, Chesapeake, Bass, Oxy, Cimarex, EOG, Anadarko, COG, Yates, et al



Clearfork and Wolfberry Formations

- Horizontal, oil-directed drilling area
- SandRidge, Conoco, COG, Mariner, Pioneer



Ozona / Sonora Area Pipeline Expansion

- Low-cost conversion of idle crude line to gathering service
- Access to known production
- EOG

SOUTHERN UNION
GAS SERVICES
GAS GATHERING AND PROCESSING FACILITIES
Permian Basin Area
North System
South System
Major High Pressure Transfer Pipelines
NGL Pipeline
SUGS Junction
PLANT
TREATER
COMPRESSOR
WEST EUNICE COMP.
JAL PLANT
KEYSTONE PLANT
HALLEY PLANT
BLOCK 16 TREATER
MI VIDA TREATER
SUGS Waha/Encina Header
COYANOSA PLANT
TIPPETT PLANT
PUTNAM TREATER
GREY RANCH CO 2 TREATER
LEA
GAINES
EDDY
ANDREWS
MARTIN
HOWARD
LOVING
WINKLER
ECTOR
MIDLAND
GLASSCOCK
STERLING
CULBERSON
REEVES
CRANE
UPTON
REAGAN
IRION
SCHLEICHER
PECOS
CROCKETT
SUTTON
TERRELL



Appendix

Definitions



- EBITDA – earnings before interest taxes, depreciation and amortization.

- Adjusted EBITDA – EBITDA adjusted for Southern Union's 50% interest in the EBITDA of Citrus Corp., the mark to market impact of economic hedges on processing spreads, non-cash equity allowance for funds used during construction (AFUDC) and other items management feels are unusual, not likely to recur or are not indicative of the company's ongoing operating results.

Reg. G Reconciliation



Segment ($ millions)		2009	2010	2011E
Transportation & Storage[1]:	Operating income	$ 335	$ 358	$ 350 - 370
	Other income	2	0	-
	Adjustments:			
	Depreciation & amortization	114	123	130
	Provision for hurricane repair costs	10	(12)	-
	Take-or-pay provision reversal	(6)	-	-
	Environmental insurance settlements	(1)	-	-
	Adjusted EBITDA	$ 454	$ 469	$ 480 - 500
Citrus Corp. (50%):	Operating income	$ 136	$ 135	$ 180 - 195
	Other income	28	70	30
	Adjustments:			
	Depreciation & amortization	55	54	65
	Equity AFUDC[2]	(30)	(70)	(30)
	Adjusted EBITDA	$ 189	$ 189	$ 245 - 260
Gathering & Processing:	Operating income	$ (45)	$ 37	$ 65 - 85
	Other income	4	4	0
	Adjustments:			
	Depreciation & amortization	67	70	75
	MTM accounting adjustments[3]	105	(16)	(25)
	Adjusted EBITDA	$ 131	$ 95	$ 115 - 135



Reg. G Reconciliation – continued

Segment ($ millions)		2009	2010	2011E
Distribution:	Operating income	$ 60	$ 64	$ 50 - 60
	Other income	7	-	-
	Adjustments:			
	Depreciation & amortization	31	33	35
	Environmental insurance settlements	(8)	-	-
	Adjusted EBITDA	$ 90	$ 97	$ 85 - 95
Corporate & Other[4]:	Operating income	$ (3)	$ 3	$ 1 - 6
	Other income	13	-	2
	Adjustments:			
	Depreciation & amortization	2	3	2
	Environmental insurance settlements	(11)	-	-
	Adjusted EBITDA	$ 1	$ 6	$ 5 - 10
Total Adjusted EBITDA:		$ 865	$ 856	$ 930 - 1,000

(1) Excludes Citrus Corp. which is separately listed for presentation purposes. Southern Union's 50% interest in Citrus Corp. is recorded in equity earnings from unconsolidated investments for GAAP purposes.

(2) Adjusts for non-cash equity AFUDC and related tax gross-up for the Phase VIII expansion.

(3) Adjusts for the mark-to-market impact of economic hedges.

(4) Other includes the Company's investment in PEI Power Corp. and Fall River Gas Appliance.



This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management's beliefs and assumptions. These forward-looking statements, which address the Company's expected business and financial performance, among other matters, are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast and similar expressions. Forward-looking statements involve risks and uncertainties that may or could cause actual results to be materially different from the results predicted.

Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: changes in demand for natural gas or NGL and related services by customers, in the composition of the Company's customer base and in the sources of natural gas or NGL available to the Company; the effects of inflation and the timing and extent of changes in the prices and overall demand for and availability of natural gas or NGL as well as electricity, oil, coal and other commodities, bulk materials and chemicals; adverse weather conditions, such as warmer or colder than normal weather in the Company's service territories, as applicable, and the operational impact of natural disasters; changes in laws or regulations, third-party relations and approvals, and decisions of courts, regulators and/or governmental bodies affecting or involving the Company, including deregulation initiatives and the impact of rate and tariff proceedings before FERC and various state regulatory commissions; the speed and degree to which additional competition, including competition from alternative forms of energy, is introduced to the Company's business and the resulting effect on revenues; the impact and outcome of pending and future litigation and/or regulatory investigations, proceedings or inquiries; the ability to comply with or to successfully challenge existing and/or or new environmental, safety and other laws and regulations;

Continued….

Forward Looking Information



unanticipated environmental liabilities; the uncertainty of estimates, including accruals and costs of environmental remediation; the impact of potential impairment charges; exposure to highly competitive commodity businesses and the effectiveness of the Company's hedging program; the ability to acquire new businesses and assets and integrate those operations into its existing operations, as well as its ability to expand its existing businesses and facilities; the timely receipt of required approvals by applicable governmental entities for the construction and operation of pipelines and other projects; the ability to complete expansion projects on time and on budget; the ability to control costs successfully and achieve operating efficiencies, including the purchase and implementation of new technologies for achieving such efficiencies; the impact of factors affecting operations such as maintenance or repairs, environmental incidents, natural gas pipeline system constraints and relations with labor unions representing bargaining-unit employees; the performance of contractual obligations by customers, service providers and contractors; exposure to customer concentrations with a significant portion of revenues realized from a relatively small number of customers and any credit risks associated with the financial position of those customers; changes in the ratings of the Company's debt securities; the risk of a prolonged slow-down in growth or decline in the United States economy or the risk of delay in growth or decline in the United States economy, including liquidity risks in United States credit markets; the impact of unsold pipeline capacity being greater than expected; changes in interest rates and other general market and economic conditions, and in the Company's ability to continue to access its revolving credit facility and to obtain additional financing on acceptable terms, whether in the capital markets or otherwise; declines in the market prices of equity and debt securities and resulting funding requirements for defined benefit pension plans and other postretirement benefit plans; acts of nature, sabotage, terrorism or other similar acts that cause damage to the Company's facilities or the Company's suppliers' or customers' facilities; market risks beyond the Company's control affecting its risk management activities including market liquidity, commodity price volatility and counterparty creditworthiness;

Continued….

Forward Looking Information



the availability/cost of insurance coverage and the ability to collect under existing insurance policies; the risk that material weaknesses or significant deficiencies in internal controls over financial reporting could emerge or that minor problems could become significant; changes in accounting rules, regulations and pronouncements that impact the measurement of results of operations, the timing of when such measurements are to be made and recorded, and the disclosures surrounding these activities; the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, environmental compliance, climate change initiatives and authorized rates of recovery of costs (including pipeline relocation costs); and other risks and unforeseen events, including other financial, operational and legal risks and uncertainties detailed from time to time in filings with the SEC.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other factors could also have material adverse effects on the Company's future results. These and other risks are described in greater detail in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 and its other reports filed with the Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the events described in forward-looking statements might not occur or might occur to a different extent or at a different time than the Company has described. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.